Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103-7018 Telephone 215-564-8000 Fax 215-564-8120 www.stradley.com

Mark A. Sheehan, Esq.
(215) 564-8027
msheehan@stradley.com

August 17, 2020

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:	Raymond Be, Esq.
Senior Counsel

	Re:	Global X Funds
File No. 333-151713, 811-22209

Dear Mr. Be:

On behalf of Global X Funds (the “Registrant” or the “Trust”), and its series, the Global X S&P Catholic Values U.S. Aggregate Bond ETF (the “Fund”), included in Post-Effective Amendment No. 607 (the “Amendment”) to the Registrant’s registration statement on Form N-1A (the “Registration Statement”), below you will find the Registrant’s responses to the comments that you had conveyed to the undersigned on July 30, 2020 with regard to the Amendment. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 10, 2020, pursuant to the Investment Company Act of 1940, as amended, and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).
Below we have summarized your comments, in italics, and presented the Registrant’s response to each comment. The responses will be incorporated into a post-effective amendment filing to the Registration Statement to be made pursuant to Rule 485(b) under the Securities Act. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

U.S. Securities and Exchange Commission
Attention: Raymond Be, Esq.
August 17, 2020

PROSPECTUS

PRINCIPAL INVESTMENT STRATEGIES

1.
Comment:  The Staff notes that “The Underlying Index reweights the remaining corporate bonds so that the Underlying Index’s exposure to corporate bonds matches the aggregate exposure to corporate bonds of the S&P U.S. Aggregate Bond Index.” Please consider revising the disclosure to further describe the S&P U.S. Aggregate Bond Index, including explaining how the S&P U.S. Aggregate Bond Index determines the weighting of bonds.

Response: The Registrant has revised the disclosure as follows:

The Underlying Index reweights the remaining corporate bonds so that the Underlying Index’s exposure to corporate bonds matches the aggregate exposure to corporate bonds of the S&P U.S. Aggregate Bond Index. The Underlying Index then reweights the sector exposure of the qualifying corporate bonds to match the sector exposure of corporate bonds of the S&P U.S. Aggregate Bond Index. The S&P U.S. Aggregate Bond Index is designed to measure the performance of publicly issued U.S. dollar denominated investment-grade debt and is weighted based on market value. The S&P U.S. Aggregate Bond Index includes U.S. treasuries, quasi-governments, corporates, taxable municipal bonds, foreign agency, supranational, federal agency, and non-U.S. debentures, covered bonds, and residential mortgage pass-throughs.

SUMMARY OF PRINCIPAL RISKS

2.	Comment: Please order the principal risks disclosed in the prospectus in order of importance rather than alphabetical order.

Response:  As previously noted, the Registrant acknowledges the Staff’s views on alternative approaches in disclosure presentation. However, after consideration of the issues, the Registrant believes its approach is consistent with, and sufficiently responsive to, the requirements of Form N-1A at present. The Registrant respectfully declines to make the requested change at this time.

A FURTHER DISCUSSION OF PRINCIPAL RISKS

3.
Comment:  The Staff notes that the “Interest Rate Risk” disclosure states that “In certain interest rate environments, such as when real interest rates are rising faster than nominal interest rates, inflation-indexed bonds may experience greater losses than other fixed income securities with similar durations..” Please supplementally describe how this operates and confirm the disclosure.

Response: The Registrant confirms that this disclosure is currently stated as intended. Nominal interest rates generally reflect stated interest rates, without taking into account

U.S. Securities and Exchange Commission
Attention: Raymond Be, Esq.
August 17, 2020

inflation, whereas real interest rates are generally viewed as the rates of interest after giving effect to inflation. Because bond prices tend to move inversely versus interest rates, bond investments may experience losses when interest rates rise. Additionally, periods when real interest rates are rising faster than nominal interest rates reflect periods of decreasing inflation, which decreasing inflation would generally result in a further decrease in the price of inflation-index bonds. As such, during periods when real interest rates are rising faster than nominal interest rates, inflation-indexed bonds may experience greater losses than other fixed income securities with similar durations.

Please do not hesitate to contact me at (215) 564-8027 if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Mark A. Sheehan
Mark A. Sheehan, Esquire

cc:	John Belanger, Esquire
Senior Vice President, Head of Product Management
Global X Management Company, LLC
Eric S. Purple, Esquire
Michael E. Schapiro, Esquire